

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2013

Via E-mail
Vladimir G. Shmunis
Chief Executive Officer
RingCentral, Inc.
1400 Fashion Island Blvd., 7 Floor
San Mateo, California 94404

>   **Re: RingCentral, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed August 26, 2013**
>   **File No. 333-190815**

Dear Mr. Shmunis:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 14, 2013.

Risk Factors, page 10

1.   We note your new disclosure that the company was not in compliance with the covenant regarding maintaining a minimum cash balance as defined in the credit agreement with Silicon Valley Bank as of June 30, 2013 but that it received a waiver of this non-compliance. Please tell us what consideration you have given to adding a risk factor discussing your ability to comply with the covenants and restrictions in your credit agreements and the risks and uncertainties related to any non-compliance.

If we experience excessive fraudulent activity or cannot meet evolving credit card…, page 24

2.   You state that you are currently not in compliance with all current merchant standards, such as the Payment Card Industry Data Security Standard. Please tell us what consideration you have given to expanding this risk factor to discuss the nature of the

non-compliance and the associated costs, if material, that the company will need to incur to become compliant.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 62

3.   We note your response to prior comment 5 but continue to believe that you should provide a more detailed narrative discussion regarding the underlying internal and external business events and developments that had an impact on the company's financial results. In this regard, it is unclear how your new disclosure on pages 54, 63, 66 and 68 provides meaningful disclosure regarding the sources of revenue for each period presented or why you believe that the quantification of the amount of revenue attributable to new customers versus existing customers would be misleading. Please consider revising to discuss the underlying events that affected the acquisition of new customers and the increase in the number of users within your existing customer base.

Business, page 92

4.   We note your response to prior comment 7 that Item 101 of Regulation S-K does not require the disclosure of the amount of revenues generated from your agreement with AT&T because it does not account for more than 10% of the company's total revenue in any fiscal period presented in the registration statement. Please note that Item 101(c)(1)(vii) of Regulation S-K also states that the names of other customers may be included unless the effect of including the names would be misleading. With each reference to AT&T as an example of a reseller, consider disclosing that AT&T does not account for more than 10% of the company's total revenue. Further, please confirm that you do not have any reseller customers that account for 10% or more of the company's total revenue for the periods presented in the registration statement.

Executive Compensation, page 116

5.   We note that you intend to file the offer letter as an exhibit to the registration statement in a subsequent amendment. Please disclose the terms of the offer letter with your new Chief Financial Officer, Clyde Hosein. Further, please ensure that you include disclosure regarding the beneficial ownership of Mr. Hosein as required by Item 403 of Regulation S-K.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

(g) Revenue Recognition, page F-11

6.   We note in your response to prior comment 11 that the usage-based fee is priced on a per-minute basis and any unused amounts from overage billings can be rolled over to the next renewal term. Please explain how there could be unused amounts from overage billings if the usage-based fees were priced on a per minute basis. Tell us how you determine that the plan limit has been exceeded and when you bill for the overage. Explain when each of the revenue recognition criteria have been met for these fees for additional minutes of usage in excess of plan limits. Tell us what consideration you gave to recognizing the related fee in the period that the customer exceeds the plan limit. Cite the relevant authoritative accounting literature relied upon.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Attorney-Advisor, at (202) 551-3453 with any other questions. If you need further assistance, please contact me at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        Jeffrey D. Saper
        Wilson Sonsini Goodrich & Rosati, P.C.